Exhibit 99.1

Zhongchao Inc. Announces Pricing of $5 Million Best Efforts Public Offering

SHANGHAI, May 29, 2026 /PRNewswire/ -- Zhongchao Inc. (“Zhongchao” or the “Company”) (NASDAQ: ZCMD), a platform-based internet technology company offering services for patients with cancer and other major diseases, today announced the pricing of a best efforts public offering with gross proceeds to the Company expected to be approximately $5 million, before deducting placement agent fees and other estimated expenses payable by the Company, excluding the exercise of any warrant offered.

The offering is comprised of 9,259,260 units (each a “Unit”), each consisting of one Class A ordinary share of the Company, par value $0.008 per share (the “Class A ordinary shares”), or in lieu thereof, a pre-funded warrant, and one warrant to purchase one Class A ordinary share (each, a “Warrant”). The public offering price of the Units is $0.54 per Unit. The pre-funded warrants each shall have a purchase price equal to the public offering price per Unit minus $0.008, and are exercisable immediately upon issuance and expire when exercised in full. Each of the Warrants will have an initial exercise price of $0.594 per Class A ordinary share and be exercisable beginning on the date of the issuance date and ending on the six-month anniversary of the issuance date. The Class A ordinary shares, or pre-funded warrants in lieu thereof, and Warrants as part of the Units are being sold together but are immediately separable and issued separately.

The offering is expected to close on or about June 1, 2026, subject to satisfaction of customary closing conditions. The Company and the purchasers have mutually agreed that the purchasers may elect, at their option, to purchase additional Units in one or more additional closings on or before the 30th calendar day anniversary of the closing date of this offering, by delivery of one or more written notices, provided that each purchaser shall be entitled to purchase up to an additional number of Units equal to the total number of Units purchased by such purchaser in this offering, and the purchase price for any such additional Units shall be equal to the public offering price of the Units in this offering.

Univest Securities, LLC is acting as sole placement agent for the offering.

The securities described above are being offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-295628) previously filed and declared effective by the Securities and Exchange Commission (the “SEC”) on May 28, 2026. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction. The offering is being made only by means of a written preliminary prospectus and final prospectus that will form a part of the registration statement. A final prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Electronic copies of the final prospectus relating to this offering may be obtained, when available, by contacting Univest Securities, LLC at info@univest.us, or by calling +1 (212) 343-8888.

About Zhongchao Inc.

Zhongchao Inc. is an offshore holding company incorporated in the Cayman Islands. It consolidates the financial results of a variable interest entity, Zhongchao Medical Technology (Shanghai) Limited, and its subsidiaries (the “PRC operating entities”) through a series of contractual arrangements. Zhongchao Inc. is a platform-based internet technology company offering services to patients with oncology and other major diseases. The PRC operating entities provide online healthcare information, professional training and educational services to healthcare professionals under their “MDMOOC” platform (www.mdmooc.org), offer patient management services in the professional field of tumor and rare diseases through Zhongxin, offer internet healthcare services through Zhixun Internet Hospital and operate an online information platform, Sunshine Health Forums, to general public. More information about the Company can be found at its investor relations website at http://izcmd.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the offering will be closed. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

At the Company: Pei Xu, CFO
Email: xupei@mdmooc.org
Phone: +86 13901629242

Investor Relations: Sherry Zheng
WAVECREST GROUP INC.
Phone: +1 718-213-7386
Email: sherry@wavecrestipo.com